Exhibit 99.1

IM Cannabis Announces CFO Departure

Toronto, Ontario and GLIL YAM, Israel, October 29, 2025/CNW/ -- IM Cannabis Corp. (NASDAQ: IMCC) (the "Company", "IM Cannabis", or "IMC"), a leading international medical cannabis company with operations in Israel and Germany, today announced that Uri Birenberg, the Company's Chief Financial Officer, will be stepping down from his role  for personal reasons. Mr. Birenberg is expected to continue serving as Chief Financial Officer until January 5, 2026, or such earlier date as may be determined by the Company, and will assist in a structured transition process until a successor is appointed.

Oren Shuster, Chief Executive Officer of IMC, said, “On behalf of our entire team, I would like to thank Uri for his commitment and contribution to IMC. Over the past two years, he has been a valued member of our leadership. We wish him every success in his next chapter."

"It has been a great pleasure to serve as the Company’s Chief Financial Officer over the past two years,” said Uri Birenberg. "I have the highest confidence in the Company and am grateful for the opportunity to work with one of the most dedicated teams in the cannabis industry".

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the Company’s search for a new Chief Financial Officer.

Forward-looking information in this press release is based on certain assumptions and expected future events, namely: the Company having the ability to complete its search for a new Chief Financial Officer and the expected timing of such appointment.

Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's inability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; and the Company’s inability to complete its search for a new Chief Financial Officer and the and the expected timing of such appointment.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contacts:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com